EXHIBIT 12

RAYONIER ADVANCED MATERIALS INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(in thousands of dollars, except ratios)

	For the Years Ended December 31,
	2014	2013	2012	2011	2010
EARNINGS:
Income before income taxes	$40,471	$288,915	$342,489	$283,052	$200,552
Add:
Fixed charges	22,697	6,302	7,470	1,119	272
Amortization of capitalized interest	1,037	1,208	190	60	47
Less:
Capitalized interest	(117)	(6,144)	(7,178)	(903)	(82)
Earnings as defined	$64,088	$290,281	$342,971	$283,328	$200,789

FIXED CHARGES:
Interest expense and amortization of debt expense	$22,378	$—	$—	$—	$—
Capitalized interest	117	6,144	7,178	903	82
Interest factor attributable to rental expense	202	158	292	216	190
Total Fixed Charges	$22,697	$6,302	$7,470	$1,119	$272

Ratio of earnings to fixed charges	2.82	46.06	45.91	253.20	738.19
For periods prior to the Separation, Rayonier's interest expense on general corporate debt was not allocated to the Company. The property, plant and equipment balance for the Company does include previously capitalized interest for periods prior to the Separation.